Exhibit 8.1

Significant Subsidiaries

The following is a list of all of the significant subsidiaries of G. Willi-Food International Ltd., including the name, country of incorporation and proportion of ownership interest.

Name of the Company	Country of Incorporation	Percentage of Ownership Interest

Subsidiaries:
W.F.D. (import, marketing and trading) Ltd.	Israel	100%
Gold Frost Ltd.	Israel	100%
Gold Frost Subsidiaries:
Willi-Food Quality Cheeses Ltd.	Israel	100%
Gold Frost Cheeses World Ltd.	Israel	100%
Gold Cheeses Ltd.	Israel	100%
Cheeses Farm Ltd.	Israel	100%
Willi-Frost Ltd.	Israel	100%

WF Kosher Food Distributors Ltd. - Non Active	USA	100%